Exhibit 99
	For Release:	October 30, 2024

	Investor Contact:	218-723-3952
shareholder@allete.com
NEWS

ALLETE, Inc. reports third quarter 2024 earnings
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported third quarter 2024 earnings of 78 cents per share on net income of $45.0 million. Last year’s third quarter results were $1.49 per share on net income of $85.9 million. Net income for the same quarter in 2023 included approximately 71 cents per share for the favorable arbitration ruling involving a subsidiary of ALLETE Clean Energy. Net income for the third quarter this year included approximately 7 cents per share of transaction expenses related to the merger agreement entered into on May 5, 2024, with Canada Pension Plan Investment Board and Global Infrastructure Partners.

“It has been a busy year thus far, and I couldn’t be prouder of our entire ALLETE team, working diligently on many fronts to execute our Sustainability in Action strategy in tandem with initiatives as part of the merger agreement with Canada Pension Plan Investment Board and Global Infrastructure Partners,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “The merger is progressing as planned, and we remain on track for a mid-2025 closing, subject to all necessary approvals. One very significant milestone was met in the third quarter with ALLETE’s shareholders’ approval of the merger in August,” Owen continued. “At Minnesota Power, several key milestones have been met. Last week, we were pleased that the Minnesota Public Utilities Commission approved the 2023 rate case settlement agreement with final rates expected to be implemented in the first quarter of 2025. Also in October, the Minnesota Public Utilities Commission approved the Big Stone South Transmission project to boost reliability and increase access to renewable energy, and in September, Minnesota Power announced plans to build two large solar projects in northern Minnesota as part of our continued transition towards a cleaner energy future. These two projects will make up approximately two-thirds of the solar generation called for in our Integrated Resource Plan approved in 2023. In addition, Minnesota Power’s request for proposal for 400 megawatts of new wind projects continues to progress as planned. ALLETE Clean Energy closed on the sale of its 68-megawatt Whitetail project, and New Energy Equity had a very strong quarter as the team continues to execute on its strategy and robust pipeline of projects.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the Company’s investment in the American Transmission Company, recorded third quarter 2024 net income of $34.0 million, equaling earnings in the third quarter a year ago. Net income at Minnesota Power reflects the implementation of interim rates, net of reserves, partially offset by higher operating and maintenance and depreciation expenses in the third quarter of 2024 compared to 2023.

ALLETE Clean Energy recorded third quarter 2024 net income of $3.9 million compared to $54.8 million in 2023. Earnings in 2023 included the gain recognized for the favorable arbitration award. Positively impacting the third quarter of 2024 was the sale of the Whitetail project.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

Corporate and Other businesses, which include New Energy Equity, BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded net income of $7.1 million in the third quarter of 2024, compared to a net loss of $2.9 million in 2023. Net income in the third quarter of 2024 included increased earnings at New Energy Equity on project sales. These increases were partially offset by transaction expenses of approximately 7 cents per share, related to the merger agreement entered into in May of 2024. The net loss in 2023 also reflected increased tax expense related to the arbitration award.

“Results for the third quarter of 2024 exceeded internal expectations,” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris. “New Energy Equity 's financial results exceeded expectations due to timing of project closings with attractive margins, and ALLETE Clean Energy’s results were higher than our expectations primarily due to the sale of the Whitetail project. These increases were partially offset by merger related expenses.”

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	Sept. 30,		Sept. 30,
	2024	2023	2024	2023
Operating Revenue
Contracts with Customers – Utility	$310.5	$314.3	$928.6	$919.1
Contracts with Customers – Non-utility	95.4	63.2	232.6	554.1
Other – Non-utility	1.3	1.3	3.8	3.9
Total Operating Revenue	407.2	378.8	1,165.0	1,477.1
Operating Expenses
Fuel, Purchased Power and Gas – Utility	116.5	124.9	357.3	350.8
Transmission Services – Utility	19.6	22.7	43.9	66.3
Cost of Sales – Non-utility	47.0	33.0	103.2	436.7
Operating and Maintenance	92.7	83.6	286.5	254.2
Depreciation and Amortization	70.8	63.1	201.8	188.2
Taxes Other than Income Taxes	15.3	15.5	50.3	43.1
Total Operating Expenses	361.9	342.8	1,043.0	1,339.3
Operating Income	45.3	36.0	122.0	137.8
Other Income (Expense)
Interest Expense	(20.3)	(20.5)	(60.8)	(60.9)
Equity Earnings	5.1	4.7	16.5	16.1
Other	5.5	68.7	20.0	75.3
Total Other Income (Expense)	(9.7)	52.9	(24.3)	30.5
Income Before Income Taxes	35.6	88.9	97.7	168.3
Income Tax Expense	2.9	19.3	8.3	20.4
Net Income	32.7	69.6	89.4	147.9
Net Loss Attributable to Non-Controlling Interest	(12.3)	(16.3)	(39.3)	(47.7)
Net Income Attributable to ALLETE	$45.0	$85.9	$128.7	$195.6
Average Shares of Common Stock
Basic	57.8	57.4	57.7	57.3
Diluted	57.9	57.5	57.8	57.4
Basic Earnings Per Share of Common Stock	$0.78	$1.50	$2.23	$3.41
Diluted Earnings Per Share of Common Stock	$0.78	$1.49	$2.23	$3.41
Dividends Per Share of Common Stock	$0.705	$0.6775	$2.115	$2.0325

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2024	2023		2024	2023
Assets			Liabilities and Equity
Cash and Cash Equivalents	$101.9	$71.9	Current Liabilities	$334.4	$377.6
Other Current Assets	381.5	396.2	Long-Term Debt	1,743.7	1,679.9
Property, Plant and Equipment – Net	5,112.8	5,013.4	Deferred Income Taxes	255.5	192.7
Regulatory Assets	386.1	425.4	Regulatory Liabilities	562.1	574.0
Equity Investments	337.9	331.2	Defined Benefit Pension and Other Postretirement Benefit Plans	134.5	160.8
Goodwill and Intangibles – Net	155.3	155.4	Other Non-Current Liabilities	314.4	264.3
Other Non-Current Assets	261.7	262.9	Redeemable Non-Controlling Interest	0.7	0.5
			Equity	3,391.9	3,406.6
Total Assets	$6,737.2	$6,656.4	Total Liabilities, Redeemable Non-Controlling Interest and Equity	$6,737.2	$6,656.4

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	Sept. 30,		Sept. 30,
Income (Loss)	2024	2023	2024	2023
Millions
Regulated Operations	$34.0	$34.0	$111.9	$112.4
ALLETE Clean Energy	3.9	54.8	10.1	66.4
Corporate and Other	7.1	(2.9)	6.7	16.8
Net Income Attributable to ALLETE	$45.0	$85.9	$128.7	$195.6
Diluted Earnings Per Share	$0.78	$1.49	$2.23	$3.41

Statistical Data
Corporate
Common Stock
High	$64.90	$59.22	$65.86	$66.69
Low	$61.51	$52.30	$55.86	$52.30
Close	$64.19	$52.80	$64.19	$52.80
Book Value	$48.97	$48.48	$48.97	$48.48

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	262	250	793	812
Commercial	354	355	999	1,022
Industrial	1,715	1,742	5,242	5,178
Municipal	120	112	350	350
Total Retail and Municipal	2,451	2,459	7,384	7,362
Other Power Suppliers	616	526	1,952	2,008
Total Regulated Utility Kilowatt-hours Sold	3,067	2,985	9,336	9,370

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$40.0	$36.0	$121.1	$111.6
Commercial	48.8	48.6	139.1	135.5
Industrial	149.2	153.8	454.0	436.9
Municipal	9.2	8.7	25.6	25.2
Total Retail and Municipal Electric Revenue	247.2	247.1	739.8	709.2
Other Power Suppliers	32.0	31.0	102.4	103.2
Other (Includes Water and Gas Revenue)	31.3	36.2	86.4	106.7
Total Regulated Utility Revenue	$310.5	$314.3	$928.6	$919.1

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802